          January 5, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Pamela A. Long, Assistant Director Ms. Lesli Sheppard, Senior Staff Attorney Mr. Matt Franker, Staff Attorney

RE:	Jacuzzi Brands, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 11, 2006 File No. 1-14557
Ladies and Gentlemen:
     On behalf of Jacuzzi Brands, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 22, 2006 with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “proxy statement”).
     This letter and the Company’s amended proxy statement on Schedule 14A (the “Revised Proxy”) are being filed with the Commission electronically today.
     For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the Revised Proxy.

General
1.	We note your response to comment 1 of our letter dated December 1, 2006. Please note that Securities Act Release 7760 and Item 1001 of Regulation M-A contemplate a concise bullet point outline of the most material terms of a proposed transaction, as opposed to lengthier narrative disclosure that is more appropriate for the body of the proxy statement. Please revise further and try to limit your term sheet to a page and a half.

Response:
         Pursuant to the Staff’s comment, we have revised and shortened the Summary beginning on page (i) as requested.
Financing, page xi
2.	We note your response to comment 5 of our letter dated December 1, 2006. Please provide to us supplementally a copy of the equity commitment letter provided by Apollo. We may have further comment after we review this letter.

Response:
         Pursuant to the Staff’s comment, we have separately provided the Apollo equity commitment letter.
The Merger, page 12
Background of the Merger, page 13
3.	We note your response to comment 9 of our letter dated December 1, 2006. Please expand your discussion to address the board’s consideration of these strategic alternatives in more detail. For example, we note your disclosure on page 20 that the board considered the risks associated with remaining independent. Please revise to disclose these risks. As another example, if all of your negotiations were in contemplation of a cash merger, please add disclosure addressing why this was the case.

Response:
         Pursuant to the Staff’s comments, we have revised the proxy statement beginning on page 17.
Discounted Cash Flow Analysis, page 26
4.	We note your response to comment 16 of our December 1, 2006 letter. Please revise your discussion to disclose the information addressed in your comment response letter.

Response:
         Pursuant to the Staff’s comment, we have revised the proxy statement on page 28.
Present Value of Future Stock Price, page 26
5.	We note your response to comment 17 of our letter dated December 1, 2006. Please revise your disclosure under this heading to include all of the information provided in your response.

Response:
         Pursuant to the Staff’s comment, we have revised the proxy statement on page 29.
Public Market Comparables Sum-of-the-Parts Analysis, page 27
6.	We note your response to comment 18 of our letter dated December 1, 2006. Please briefly revise your document to disclosure how Lazard supplemented the derived EBITDA multiples of companies comparable to the Jacuzzi Bath division and the Zurn division, respectively. Please also disclose the allocation of previously unallocated corporate expenses between the divisions.

Response:
         Pursuant to the Staff’s comments, we have revised the proxy statement on page 30.
Premiums Paid Analysis, page 28
7.	We continue to believe that providing a tabular presentation of these findings would be helpful to stockholders. Please reconsider including this table. In addition, please disclose the number of transactions reviewed by Lazard pursuant to this analysis.

Response:
         Pursuant to the Staff’s comments, we have revised the proxy statement on page 31.
Change of Control Severance Agreements with Executive Officers, page 32
8.	We note your response to comment 25 regarding Mr. Marini’s status as an equity participant in the purchasing group. Please provide us with a detailed legal analysis addressing the basis for your apparent belief that the proposed merger is not a going private transaction within the meaning of Exchange Act Rule 13e-3 and subject to the provisions thereto. We may have additional comments upon review of your response.

Response:
         Rule 13e-3(a)(3)(c) defines a “Rule 13e-3 transaction” in pertinent part as “a solicitation subject to Regulation 14A of any proxy ... in connection with: a merger ... between an issuer ... and its affiliate ...”. In addition, the Staff has previously stated that a Rule 13e-3 transaction “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction...” See Exchange Act Release No. 34-17719 (April 13, 1981) (emphasis added).
         As a threshold issue, we do not believe that Apollo and its affiliates are affiliates of the Company for purposes of Rule 13e-3. Apollo currently has no equity interest in, or indebtedness of, the Company or any of its subsidiaries, and none of Apollo’s representatives are currently directors, officers or employees of the Company or any of its subsidiaries. Apart from the merger agreement, we have been informed that there currently exist no agreements between Apollo or any of its affiliates and the Company or any of its affiliates (including Mr. Marini).
         Mr. Marini is currently an affiliate of the Company because he is the Chief Executive Officer of the Company and became a member of the Board of Directors on September 1, 2006. Based on the facts and for the reasons described below, we do not believe that Apollo, Rexnord Corporation (an affiliate of Apollo that will acquire the Zurn Plumbing business of the Company in connection with the merger) or Bath Acquisition Corp. (an affiliate of Apollo that will acquire the Jacuzzi Bath business of the Company in connection with the merger) has become “affiliated” with the Company by reason of any agreement proposed to be entered into with Mr. Marini in connection with the closing of the merger.
         In determining whether management of an issuer has become an affiliate of the acquiring party, the Staff has stated that “an important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of [the] company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).” See Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (emphasis added).

         In considering these factors, we note the following:
Mr. Marini had no role in the negotiations of the merger proposal with Apollo and Mr. Marini did not sponsor the proposed acquisition of the Company by Apollo.
         Prior to the July 21, 2006 “kick-off” meeting between representatives of the Company and representatives of Apollo, Mr. Marini had no contact with representatives of Apollo and did not in any way cause or assist Apollo in making its proposal to acquire the Company. As disclosed in the proxy statement, in connection with its proposal to acquire the Company, Apollo indicated to the Company that it expected Mr. Marini to head the water products division of Rexnord (the proposed new name of what is currently the Zurn Plumbing business of the Company) after consummation of the merger. As disclosed in the proxy statement, the Board of Directors of the Company instructed Mr. Marini and Apollo not to engage in any discussions or negotiations regarding his possible employment with Rexnord. Accordingly, no such discussions or negotiations occurred prior to execution of the merger agreement.
         Additionally, Mr. Marini did not participate (on behalf of the Company or Apollo) in any of the negotiations regarding any aspect of the merger. These negotiations were led on behalf of the Company primarily by Messrs. Womack and Waldin, independent directors of the Company, in consultation with other members of the Board of Directors, and on behalf of Apollo by Larry Berg and other members of Apollo. Furthermore, as noted above, Mr. Marini did not even become Chief Executive Officer or hold a seat on the Board of Directors until September 1, 2006, which was nearly six weeks after negotiations regarding the merger with Apollo and the Board began; until such time, Mr. David Clarke was Chief Executive Officer and assisted in the sale process from a negotiation and diligence standpoint. As disclosed in the proxy, because of the reasons above, and in order to avoid the appearance of a possible conflict of interest, Mr. Marini also abstained from the vote of the Board of Directors to approve the merger.
         We have also been informed that, apart from Mr. Marini, the employment of virtually all members of senior management of the Company, including its Chief Financial Officer, its General Counsel and its Senior Vice President — Corporate Development & Strategy, will be terminated on or prior to consummation of the merger. We further note that Mr. David Clarke, the former Chairman and Chief Executive Officer of the Company, who retired effective September 30, 2006, will not have any interest or role in Rexnord or the Company after consummation of the merger. Thus, apart from Mr. Marini, senior members of management of the Company will have no continuing role or influence with the purchaser.

There is currently no agreement between Mr. Marini and Apollo, Rexnord or Bath Acquisition.
         Apollo and Mr. Marini have also informed the Company that there was no agreement between Apollo or any of its affiliates and Mr. Marini at the time of the execution of the merger agreement, and there is no such agreement at the present time. Any such agreement, including any employment agreement and any award of stock options, will be entered into at or after closing of the merger and will be effective only after closing of the merger. In addition, in connection with the merger, all of the common stock and options to acquire common stock of the Company that are held by Mr. Marini will be cashed out for the merger consideration — i.e., Mr. Marini will not be “rolling over” any of his existing equity in the Company for common stock or vested options to purchase common stock of either Rexnord or Bath Acquisition (the entities that will hold the Zurn Plumbing and Jacuzzi Bath businesses of the Company after closing).
Potential employment arrangements with Rexnord and Bath Acquisition would not make Mr. Marini an “affiliate” of Apollo.
         As noted above, there is currently no agreement in place between Mr. Marini and Apollo, Rexnord or Bath Acquisition regarding Mr. Marini’s employment with Rexnord and Bath Acquisition after closing of the merger. However, Apollo has informed the Company that, with respect to his position with Rexnord, it plans to offer Mr. Marini the opportunity to run the water management division of Rexnord (which will include the Company’s Zurn Plumbing business) and will become part of an existing management team at Rexnord. The water management division will be one of three primary operating divisions of Rexnord. If Mr. Marini accepts this position, Mr. Marini would initially report to the Chairman of the Board of Rexnord, and going forward would report to the Chief Executive Officer of Rexnord. Mr. Marini will not be serving on the Board of Directors of Rexnord. Mr. Marini will also be granted options as described in further detail below.
         With respect to Bath Acquisition, it is contemplated that Mr. Marini will be offered the position of President and CEO of Bath Acquisition, as well as a seat on the Board of Directors of Bath Acquisition, and be granted options as described below. However, Apollo has indicated to the Company that Mr. Marini’s role as President and CEO of Bath Acquisition will be temporary in nature and will be held by Mr. Marini only until such time as an individual is found who can serve in this capacity on a permanent basis going forward. This search has already begun and will continue in earnest until a permanent candidate is found. While serving in such capacity on a temporary basis, Mr. Marini will report to the Chairman of the Board of Bath Acquisition. It is anticipated that Mr. Marini will be an on-going member of the Board of Directors of Bath Acquisition.

         In Footnote 6 to Release 34-16075, the Staff stated that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.” Apollo has informed the Company that the terms of Mr. Marini’s employment arrangements are expected to be reasonable and customary.
Apollo has absolute control of Rexnord and Bath Acquisition, and Mr. Marini’s proposed equity is not material.
         Apollo has informed the Company that if Mr. Marini accepts the position described above at Rexnord, Mr. Marini will also be awarded options to acquire common stock of Rexnord constituting 1% of the common equity of Rexnord on a fully-diluted basis. These options will vest pro-rata over a period of five years, so none of his equity will be vested at closing of the merger. The amount of equity granted and the vesting terms are consistent with the grants and vesting terms of options granted to other management members of Rexnord (none of which are or will be current senior management members of the Company). Management of the Company is expected to be awarded options for not more than 2% of the common equity of Rexnord on a fully-diluted basis. Apollo currently owns, and will continue to own for the foreseeable future, more than 95% of the outstanding common stock of Rexnord. In addition, a majority of the members of the Board of Directors of Rexnord are Apollo representatives, and Apollo will continue to control the Board of Directors going forward. As a result of Apollo’s Board representation and equity ownership, and the fact that Mr. Marini will be directly reporting to the Chairman of the Board and the CEO in connection with his day-to-day duties, we respectfully submit that neither Mr. Marini nor other existing members of Company management control, or share control of, Rexnord after consummation of the merger.
         Apollo has informed the Company that if Mr. Marini accepts the position described above at Bath Acquisition, Mr. Marini will also be awarded options to acquire common stock of Bath Acquisition constituting less than 1% of the common equity of Bath Acquisition on a fully-diluted basis. These options will vest pro-rata over a period of five years, so none of his equity will be vested at closing of the merger. The amount of equity granted and the vesting terms will be consistent with the grants and vesting terms of options to be granted to other management members of Bath Acquisition at the closing of the merger (none of which will be current senior management members of the Company). In addition, at closing of the merger Apollo will own, and will continue to own for the foreseeable future, more than 95% of the outstanding common stock of Bath Acquisition. In addition, a majority of the members of the Board of Directors of Bath Acquisition will be Apollo representatives, and Apollo will continue to control the Board of Directors going forward. As a result of Apollo’s Board representation and equity ownership, and the fact that Mr. Marini will be directly reporting to the Chairman of the Board in connection with his day-to-day duties, we respectfully submit that Mr. Marini will not control, or share control of, Bath Acquisition after consummation of the merger.
Other Considerations.
         We also respectfully submit that none of the potential abuses associated with a “Rule 13e-3 transaction” are present with respect to the proposed merger. Neither Mr. Marini nor any other member of Company management coerced or caused the Company to enter into the merger agreement with Apollo. The merger agreement was the result of arms-length negotiations between Apollo and the independent directors of the Board of the Company. The merger is also subject to the approval of the Company’s stockholders. While this is not dispositive, Mr. Marini and Company management hold less than 2% of the outstanding common stock of the Company, an immaterial amount of voting power with respect to the vote on the merger.
         For the foregoing reasons and based on the facts described above, we do not believe that the proposed merger of the Company with affiliates of Apollo is a “Rule 13e-3 transaction” as defined in Rule 13e-3.
Litigation Related to the Merger, page 33
9.	Please furnish to us supplementally a brief summary of the allegations in the complaints concerning the preliminary proxy statement on Form 14A filed by the company on November 2, 2006.

Response:
         Pursuant to the Staff’s comment, we have separately provided the requested summary.
10.	We note your response to comment 28 of our letter dated December 1, 2006. We reissue this comment.

Response:
         Pursuant to the Staff’s comment, we have separately provided the requested information.
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Please contact the undersigned at (212) 450-4350 should you require further information or have any questions.

Sincerely,
/s/ John A. Bick
John A. Bick